

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2011

<u>Via E-mail</u>
Mr. Mark Simon
Chief Executive Officer
New York Tutor Company
845 3rd Avenue, 6th Floor
New York City, NY 10022

      Re: New York Tutor Company
               Registration Statement on Form S-1
               Filed August 8, 2011
               File No. 333-176119

Dear Mr. Simon:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that the disclosure in the filing, financial and non-financial information, is very similar to the disclosure in a registration statement filed contemporaneously by another issuer (Bahamas Concierge, Inc. Form S-1 File No. 333-176048). Please advise whether this is coincidence, or why the offerings have been structured so similarly.

2. Based upon the company's nominal assets and lack of operations, the company is considered a shell company. Clearly identify the company as such and discuss the restrictions imposed on such companies, including unavailability of Rule 144 for resales of restricted securities.

3. Tell us how you obtained financing from 888 Investment Ltd., naming all relevant parties and their relationship to you.

4. Revise statements throughout the prospectus that the Company was incorporated on April 6, 2011. The Articles of Incorporation (Exhibit 3.1) indicate incorporation on March 31, 2011.

Prospectus Summary

The Company Overview, page 5

5. Disclose why the company is conducting an offering and becoming a reporting company in light of the following:
   - The company was only recently incorporated and has no business operations;
   - The company's success depends on its sole officer and director, but the company's sole officer and director devotes only part of his time to the company;
   - The company's common stock has no market and may or may not become quoted on the over-the-counter market, which will limit the company's ability to raise funds through equity financings or to use its shares as consideration;
   - The company's common stock will likely be a penny stock.

6. Disclose whether your officers, directors, the company, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

Risk Factors, page 7

Risks Related To The Offering, page 7

We are a development stage company with limited operating history…, page 7

7. Because you have solicited no clients nor received revenues to date, it does not appear that operations have commenced. Please revise this risk factor heading to clearly state that you have no operating history.

You may have limited access to information regarding our business…, page 8

8. Clarify what material reporting obligations will not be required of the company (e.g. compliance with the proxy rules).

Use of Proceeds, page 12

9. It appears that the term "Internet" in the marketing column representing the use of proceeds if one hundred percent of the shares offered is sold should read "PR Firm." Revise to correct.

Description of Business, page 17

10. With respect to assertions about the qualifications of Mr. Simon, what your business will accomplish and the market and competitive environment provide us with objective support for your assertions and ensure that you make clear upon what standard or measure you base your claims. For example:

    - On page 17 you state that "Prof. Simon has a wealth of academic excellence as well as a proven record of teaching" and that he "discovered that he was able to connect with students and help them understand concepts in ways that other professors were unable to."
    - On page 20 you state "[s]ince we will be offering tutoring in all subjects and for all grade levels as well as additional focused test prep programs, the Company has a great possibility for having a significant number of clients enrolled, and this will lead to revenues for the Company."
    - On page 23 you state "[w]hile the need for tutoring exists, the bulk of tutoring taking place in the market is very limited and unorganized. Generally, students…"

    To the extent that you do not have objective support for your claims, please characterize them as your beliefs and disclose the basis for these beliefs.

Products and Services, page 18

11. We note the statement that "tutoring can take place at a number of locations, and the Company intends to be flexible with respect to tutoring locations." If you anticipate renting space to provide your services in addition to the corporate office center discussed on page 16 disclose that fact and whether you anticipate associated rental costs to be material.

Industry Overview and Market Analysis, page 20

12. We note reference to third party information in this section and under the risk factor "We may lose out to larger and better-established competitors" on page 9. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support.

Plan of Operations and Growth, page 21

13. Revise this section and the section titled "Marketing Strategy" to reflect the sale of varying amounts of the total shares offered. For example, you should supplement the chart under "Significant Milestones" to provide expected timelines and the associated costs of implementing your plans if 50% of the shares offered are sold as well as if the offering proves unsuccessful. To the extent that you would not be able to accomplish certain of the milestones disclosed, make that clear.

14. Discuss whether you have begun to develop the tutor training program and the tutoring materials referenced within this section. Provide an estimated timeline for completion of the tutor training program as well as a critical mass of tutoring materials so as to facilitate providing your services.

15. Disclose whether school policies and privacy concerns might limit the contact you intend to have with a student's current teacher. Similarly, disclose as necessary whether and how Mr. Simon's role as an assistant adjunct professor at Queens College might limit his ability to perform his anticipated tasks. For example, consider whether any policies of Queens College would limit Mr. Simon from offering educational services outside the context of his employment.

Management Discussion And Analysis, page 24

Results Of Operations, page 24

16. Disclose net loss in addition to or in lieu of the loss per share information provided.

Liquidity And Capital Resources, page 24

17. Clarify that because the note payable referenced is due on demand and because you do not currently have sufficient funds to repay it, the current liquidity of the company presents a material risk to investment. Explicitly state that the successful implementation of your business plans is dependent upon receiving sufficient funds from this offering and/or additional funding from friends family and business acquaintances. Make clear, as

stated elsewhere in the filing, that you have received no commitments or indications of interest from potential investors.

Directors, Executive Officers, Promoters And Control Persons, page 26

18. Review of HDS International Corp's public filings suggest that Mr. Simon is no longer associated with that company. Moreover, it appears that his affiliation with HDS began prior to February 23, 2011. Revise here and throughout the filing to accurately convey Mr. Simon's past and current affiliation with HDS. See Item 401(e) of Regulation S-K.

Executive Compensation, page 26

19. Discuss the material terms of Mr. Simon's Management Agreement within this section. Disclose how you intend to pay Mr. Simon the $1,000 he is owed per calendar month given your statement on page 13 that "funds from this Offering will not be used to pay Mr. Simon for his services to the Company…"

Committees, page 27

20. We note disclosure here that you "do not currently have an audit, compensation or nominating committee." We further note that article 13 of your Code of Ethics (Exhibit 14.1) states "[t]he Company shall establish an Audit Committee empowered to enforce this Code Of Ethics." Disclose this requirement and discuss when you plan to establish an Audit Committee.

Certain Relationships And Related Transactions, page 28

21. Identify 888 Investment Ltd. as a promoter of the company. Provide all of the disclosures required by Items 401(g) and 404(c) of Regulation S-K.

22. Review of Mr. Simon's Management Agreement (Exhibit 10.2) indicates that the term of the agreement is until Mr. Simon controls less than 10% of your equity interest or such earlier time as you and he mutually agree. The disclosure here, however, states that the agreement is for a term of one year. Please advise and revise the disclosure as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Mark Simon
New York Tutor Company
August 24, 2011
Page 6

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Alexandra Falowski
        Carrillo Huettel, LLP